Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended September 30,
	2016	2015	2014	2013	2012	2011
Income (Loss) before taxes	$1,958,512	$1,983,119	$(5,289,643)	$(7,274,630)	$(7,844,004)	$(122,565)
Add: Fixed Charges
Interest Expense	1,462	3,906	6,115	8,093	10,397	389,458
Interest Component of Rent Expense(1)	41,044	127,319	122,795	126,510	111,982	96,014

Earnings available to cover fixed charges	$2,001,018	$2,114,344	$(5,160,733)	$(7,140,028)	$(7,721,625)	$362,906

Ratio of earnings to fixed charges	47.08	16.11	(40.03)	(53.05)	(63.10)	0.75

Total Fixed Charges	42,506	131,225	128,910	134,602	122,380	485,471
Rent Expense	$123,133	$381,957	$368,385	$379,529	$335,946	$288,041

(1)	Computation of interest component of rent expense

	Year Ended September 30,
	2016	2015	2014	2013	2012	2011
Operating rental expense	$123,133	$381,957	$368,385	$379,529	$335,946	$288,041
Interest factor *	33%	33%	33%	33%	33%	33%

	$41,044	$127,319	$122,795	$126,510	$111,982	$96,014

*	Calculated as 33% of rent expense, which management believes is a reasonable approximation of the interest factor.